

Lufthansa

03 JUL 31 AM 7:21

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen/Datum Our Ref./Date	Telefon/Telefax Telephone/Telefax
	CGN IR dg 24 July 2003	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.



03024923

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

Ulrike Schlosser

dlw 7/31

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.

ISSUER Deutsche Lufthansa AG	FILE NO. 82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days


WASHINGTON
DC



Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069



Lufthansa

Investor Info June 2003

including traffic figures

Change in capacity utilisation in June compared with previous year


80
75
70
% 65
60
55
50
2003
2002
PassengerLF
CargoLF
GroupLF

High-level loads in Lufthansa passenger traffic
Capacity adjustments and the continuing downturn hampered the development of the Group's airlines in June 2003. Lower capacity, down by 3.1 per cent on the year-earlier level, was accompanied by a 2.0 per-cent drop in passenger count to 3.9 million. Sales – in terms of revenue seat-kilometres – fell by 3.7 per cent. That depressed capacity utilisation by 0.5 percentage points to 76.2 per cent. In comparison with the figures in May 2003, however, the passenger count in June was up by 2.0 per cent, capacity by 5.2 per cent and sales by 7.0 per cent. The Americas and Middle East/Africa traffic regions brought encouraging signs of recovery. Passenger numbers there rose on the prior-year level by 6.8 respectively 9.3 per cent, and sales by 4.4 respectively 6.9 per cent. Capacity utilisation fell marginally to 81.3 per cent (- 1.1 pp) resp., 69.1 per cent (- 1.2 pp). The passenger count in Europe (-2.2 per cent) and notably in the Asia/Pacific (-19.6 per cent) was well below the year-earlier figures.
Tonnage at Lufthansa Cargo in June 2003 fell by 5.4 per cent to 130,000 tonnes of cargo and mail. Sales were down in the month by 5.0 per cent as a result of the weak economy and declining German exports. Utilisation (64.5 per cent) fell 2.3 per cent short of last year's level. In the Asia/Pacific, the cargo load factor was still over 70 per cent thanks to strong exports to Germany.
Overall utilisation in the Group was also down by 1.6 percentage points to 70.7 per cent.

Change at the top
Wolfgang Mayrhuber (56) took over from Jürgen Weber as Lufthansa Chairman and CEO at the close of the Annual General Meeting on 18 June. Beforehand, Jürgen Weber was elected to a seat on the Supervisory Board and later as its chairman. The announced organisational changes at the Group came into effect on 1 July. They involve further downsizing of the management structure in the Group and passenger business.

Lufthansa lifts stake in Air Dolomiti to 98.8 per cent
After raising the LH stake in the regional Italian airline from 20.7 to 51.9 per cent in April, Lufthansa put in an offer to buy the stock held by all Air Dolomiti shareholders. Effective 8 July, it now holds a 98.8 share in the carrier's equity. Lufthansa will acquire the remaining shares in a "squeeze-out". The shares were de-listed from the Milan stock exchange on 9 July.

Lufthansa Cargo begins network cooperation with DHL
Since 1 July, Lufthansa Cargo has been routing Cologne-New York flights through the Nottingham East Midland hub operated by DHL. Loads on those flights will increase considerably since the DHL integrator has about half the container positions firmly under contract in a Blocked Space Agreements.

Inaugauration of Lufthansa's Munich terminal
Business began at the new Terminal 2 at Munich Airport without a hitch on 27 June. The terminal, with a capacity of 25 million passengers yearly, is reserved exclusively for Lufthansa and partner airlines. Lufthansa will share operational responsibility at the terminal with the airport operator. It had a decisive part in the terminal's design.

50th Annual General Meeting on 18 June:
All the details and voting results at the AGM are available on our website. The new Supervisory Board is listed as well:
www.lufthansa-financials.com

The next **Investor Info** with the traffic figures for July 2003 is due on 11 August.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail:
investor.relations@dlh.de
Internet:
www.lufthansa-financials.com

09 July 2003

Traffic figures June 2003

Lufthansa Passenger Business Group*	***June 2003***	***Yoy (%)***	***cumulative***	***Yoy (%)***
Passengers in 1,000	3.855	-2.0	21.554	+ 2.6
Available seat-kilometers (mio)	10.204	-3.1	59.238	+ 3.8
Revenue pax-kilometers (mio)	7.771	-3.7	42.609	+ 1.2
Passenger load-factor (%)	76.2	- 0.5P.	71.9	- 1.9P.
Number of Flights	39.445	-7.4	245.279	+ 3.6
Lufthansa Cargo AG	**June 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	130	-5.4	767	- 4.4
Available Cargo tonne-km (mio)	897	-1.6	5.290	+ 2.4
Revenue Cargo tonne-km (mio)	578	-5.0	3.430	- 1.2
Cargo load-factor (%)	64.5	- 2.3P.	64.8	- 2.4P.
Number of Flights	1.849	-3.9	11.551	+ 0.1
Lufthansa Group	**June 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	1.924	-2.1	11.226	+ 3.2
Revenue tonne-km (mio)	1.361	-4.3	7.722	+ 0.1
Overall load factor (%)	70.7	- 1.6P.	68.8	- 2.1P.
Number of Flights	41.294	-7.3	256.830	+ 3.5
Traffic regions				
Europe (incl. Germany)	**June 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	2.998	- 2.2	16.992	+ 2.9
Available seat-kilometers (mio)	3.041	- 3.7	18.631	+ 4.0
Revenue pax-kilometers (mio)	2.083	- 1.3	11.449	+ 3.2
Passenger load-factor (%)	68.5	+ 1.7P.	61.5	- 0.4P.
Cargo/mail in 1,000 tonnes	56	- 5.5	332	- 8.6
Available Cargo tonne-km (mio)	91	- 5.0	568	+ 0.4
Revenue Cargo tonne-km (mio)	37	+ 3.8	217	- 5.1
Cargo load-factor (%)	40.8	+ 3.5P.	38.2	- 2.2P.
America (North and South)	**June 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	524	+ 6.8	2.486	+ 7.5
Available seat-kilometers (mio)	4.392	+ 5.8	22.442	+ 8.5
Revenue pax-kilometers (mio)	3.572	+ 4.4	17.545	+ 6.5
Passenger load-factor (%)	81.3	- 1.1P.	78.2	- 1.5P.
Cargo/mail in 1,000 tonnes	33	- 8.2	194	- 1.2
Available Cargo tonne-km (mio)	343	- 1.0	1.916	+ 2.9
Revenue Cargo tonne-km (mio)	221	- 7.0	1.306	+ 0.3
Cargo load-factor (%)	64.3	- 4.2P.	68.2	- 1.7P.
Asia/Pacific	**June 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	205	- 19.6	1.340	- 7.7
Available seat-kilometers (mio)	1.991	- 20.2	13.542	- 3.6
Revenue pax-kilometers (mio)	1.580	- 22.4	10.358	- 8.9
Passenger load-factor (%)	79.4	- 2.2P.	76.5	- 4.4P.
Cargo/mail in 1,000 tonnes	33	- 2.7	196	+ 1.0
Available Cargo tonne-km (mio)	396	- 1.3	2.399	+ 3.8
Revenue Cargo tonne-km (mio)	283	- 4.1	1.673	- 0.6
Cargo load-factor (%)	71.4	- 2.0P.	69.7	- 3.2P.
Middle East and Africa	**June 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	124	+ 9.3	725	+ 5.4
Available seat-kilometers (mio)	767	+ 8.7	4.595	+ 5.7
Revenue pax-kilometers (mio)	530	+ 6.9	3.243	+ 3.8
Passenger load-factor (%)	69.1	- 1.2P.	70.6	- 1.3P.
Cargo/mail in 1,000 tonnes	8	- 3.5	45	- 8.2
Available Cargo tonne-km (mio)	67	- 1.9	407	- 4.7
Revenue Cargo tonne-km (mio)	37	- 8.2	234	- 9.1
Cargo load-factor (%)	56.3	- 3.8P.	57.4	- 2.7P.

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH



Lufthansa

Deutsche Lufthansa Aktiengesellschaft
Cologne

We hereby invite our shareholders to attend
the 50th Annual General Meeting
to be held
at Kölnarena, Willy-Brandt-Platz 1, 50679 Köln
on Wednesday, 18 June 2003, at 10:00 a.m.

Agenda*

1. Presentation of the Audited Financial Statements, the Approval Consolidated Financial Statements, the Management Report for the Company and the Group as well as the Report of the Supervisory Board for the 2002 financial year

2. Appropriation of the balance sheet profit for the 2002 financial year

3. Approval of Executive Board's acts for the 2002 financial year

4. Approval of Supervisory Board's acts for the 2002 financial year

5. Elections to the Supervisory Board

6. Amendments to the Articles of Association

7. Authorization to purchase own shares

8. Approval for the conclusion of intercompany agreements with Lufthansa Systems Group GmbH

9. Appointment of auditors for the annual financial statements in the 2003 financial year

* This text is a translation of the original German text.
Please note that only the German version is binding under law.

Proposals for resolutions on agenda topics:

2. Appropriation of the balance sheet profit for the 2002 financial year

The Executive Board and Supervisory Board propose that the balance sheet profit of € 228,960,000 stated in the financial statements be used to pay a dividend of € 0.60 per registered share. The dividend is payable on 19 June 2003.

3. Approval of Executive Board's acts for the 2002 financial year

The Executive Board and the Supervisory Board propose that approval be given to the activities of the Executive Board during the 2002 financial year.

4. Approval of Supervisory Board's acts for the 2002 financial year

The Executive Board and the Supervisory Board propose that approval be given to the activities of the Supervisory Board during the 2002 financial year.

5. Elections to the Supervisory Board

The term of office of members of the Supervisory Board ends at the close of the Annual General Meeting (AGM) on 18 June 2003. Pursuant to § 96 of Germany's Stock Corporation Act (AktG) and § 7 (1), no. 3 of the country's Codetermination Act (MitbestG), the Supervisory Board consists of 20 members, of whom 10 are elected by the AGM.

The Supervisory Board proposes that the following nominees be elected: (Board memberships to be reported for 19 March 2003)

Dr. Josef Ackermann
Spokesman of the Board of Managing Directors, Deutsche Bank AG, Frankfurt am Main

Membership of supervisory boards required by law:
Bayer AG
Linde AG
Siemens AG

Dr. Gerhard Cromme
Chairman of the Supervisory Board, ThyssenKrupp AG, Essen

Membership of supervisory boards required by law:
Allianz AG
Axel Springer Verlag AG
E.ON AG
Ruhrgas AG
Siemens AG
ThyssenKrupp AG (Chairman)
Volkswagen AG

Membership of comparable supervisory bodies at companies in Germany and abroad:
Suez S.A., Paris (Board of Directors)

Michael Diekmann
Member of the Board of Management, Allianz AG, Gmund

Membership of comparable supervisory bodies at companies in Germany and abroad in which Allianz AG has a controlling interest:
Fireman's Fund Ins. Co.
Allianz Life Ins. Co. of North America
Allianz Ins. Co. of Canada

Ulrich Hartmann
Chairman of the Board of Management, E.ON AG, Düsseldorf

Membership of supervisory boards required by law:
Hochtief AG
IKB Deutsche Industriebank AG (Chairman)
Münchener Rückversicherungs-Gesellschaft AG (Chairman)
RAG AG (Chairman)

Membership of supervisory boards required by law
in which E.ON AG has a controlling interest:
E.ON Energie AG (Chairman)
Ruhrgas AG (Chairman)

Membership of comparable supervisory bodies at companies in Germany and abroad:
ARCELOR, Luxembourg (Administrative Board)
Henkel KGaA (Proprietors' Committee)

Membership of comparable supervisory bodies at companies in Germany and abroad in which E.ON AG has a controlling interest:
Powergen Limited, London (Chairman, Board of Directors)

Dr. Otto Graf Lambsdorff
Lawyer, Honorary President, Deutsche Schutzvereinigung für Wertpapierbesitz e.V., Bonn

Membership of supervisory boards required by law:
D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG
IVECO Magirus AG (Chairman)
NSM AG (Chairman)
HSBC Trinkaus & Burckhardt KGaA
Victoria Lebensversicherung AG
Victoria Versicherung AG

Membership of comparable supervisory bodies at companies in Germany and abroad:
IVECO N.V., Amsterdam (Board of Directors)

Dr. Klaus G. Schlede
Former Deputy Chairman of the Executive Board, Deutsche Lufthansa AG, Carabietta (Schweiz)

Membership of supervisory boards required by law:
Deutsche Postbank AG
Gerling-Konzern Globale Rückversicherungs-AG
Thomas Cook AG

Werner Schmidt
Chairman of the Executive Board, Bayerische Landesbank Girozentrale, München

Membership of supervisory boards required by law:
Deutsche Kreditbank AG
Dress & Sommer AG
Herrenknecht AG
Jenoptik AG
LSG Lufthansa Service Holding AG
N-Ergie AG
Wieland-Werke AG

Membership of comparable supervisory bodies at companies in Germany and abroad:
Liquiditäts-Konsortialbank GmbH (Deputy member Board of Directors)

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber
Chairman of the Executive Board, Deutsche Lufthansa AG (until 18 June 2003), Hamburg

Membership of supervisory boards required by law:
Allianz Lebensversicherungs-AG
KarstadtQuelle AG
Thomas Cook AG (Chairman)

Membership of supervisory boards required by law in which Deutsche Lufthansa AG has a controlling interest:
LSG Lufthansa Service Holding AG (Chairman)
Lufthansa Cargo AG
Lufthansa Technik AG (Chairman)

Membership of comparable supervisory bodies at companies in Germany and abroad:
Loyalty Partner GmbH (Chairman)

Dr. Hans-Dietrich Winkhaus
Member of the Proprietors' Committee, Henkel KGaA, Düsseldorf

Membership of supervisory boards required by law:
BMW AG
Degussa AG
Deutsche Telekom AG
ERGO-Versicherungsgruppe AG
Schwarz-Pharma AG (Chairman)

Membership of comparable supervisory bodies at companies in Germany and abroad:
Henkel KGaA (Proprietors' Committee)

Dr. Klaus Zumwinkel
Chairman of the Executive Board, Deutsche Post AG, Köln

Membership of supervisory boards required by law:
Allianz Versicherungs-AG
Deutsche Telekom AG (Chairman)
Tchibo Holding AG

Membership of supervisory boards required by law in which Deutsche Post AG has a controlling interest:
Deutsche Postbank AG (Chairman)

Membership of comparable supervisory bodies at companies in Germany and abroad:
C.V. International Post Corp. U.A. (Deputy Chairman)

Membership of comparable supervisory bodies at companies in Germany and abroad in which Deutsche Post AG has a controlling interest:
Danzas Holding AG (Chairman Board of Directors)
Deutsche Post Ventures GmbH (Investment Committee)
DHL Worldwide Express B.V., Amsterdam (Board of Directors)

The AGM is not bound by these election proposals.

6. Amendments to the Articles of Association

a) Adjustment to the remuneration of the Supervisory Board

The arrangements governing the remuneration of Supervisory Board members set forth in Art. 13 of our Articles of Association are to be adjusted to meet the recommendations of the German Corporate Governance codex, so that chairmanships and membership of committees, too, are to be taken into account for the remuneration in future. Planning also calls for an increase in remuneration to do justice to the heavier demands to be met in the activities of the Supervisory Board.

The Executive Board and the Supervisory Board propose that Art. 13 (1) and (2), sent. 1 be reworded as follows:

Art. 13 (1)
"The members of the Supervisory Board shall receive a remuneration for their services of € 20,000 plus a variable payment of € 1,000 for each € 0.01 per share in excess of € 0.25 per share on the dividend approved by the AGM. The Chairperson shall receive triple and the Deputy Chairperson one and a half times this amount. In addition, a committee member shall receive 25% and the chairperson of a committee 50% of this amount. Any remuneration in respect of committee activities is subject to the proviso that the committee has met at least once per financial year."

Art. 13 (2), sent. 1
"The members of the Supervisory Board shall in addition receive a reimbursement for their out-of-pocket expenses (in particular travel expenses) and an attendance fee of € 500 for each meeting."

The corresponding provisions were worded as follows in the past:

Art. 13 (1)
"The members of the Supervisory Board shall receive a remuneration for their services of € 10,000 plus a variable payment of € 3,000 for each € 0.05 per share in excess of € 0.25 per share on the dividend approved by the AGM. The Chairperson shall receive the double amount, the Deputy Chairperson one and a half times this amount."

Art. 13 (2), sent. 1
"The members of the Supervisory Board shall in addition receive a reimbursement for their out-of-pocket expenses (in particular travel expenses) and an *attendance fee of € 125 for each meeting."*

b) Age limit for proposed elections to the Supervisory Board

The German Corporate Governance codex recommends that an age limit be considered in elections to the Supervisory Board. Hence, the Executive Board and the Supervisory Board propose that Art. 8 of the Articles of Association be extended to include a new paragraph 2:

"In elections to the Supervisory Board, no persons should be proposed who have already completed their 70th year of life."

c) Amendment to registration period

Germany's Law on Registered Shares and on Facilitated Exercise of Voting Rights (NaStraG) has shortened the registration period for attending AGMs as set forth in § 123 (4) AktG by four days, so that the period now ends seven days before the event, instead of three days as in the past.

This amendment gives companies greater flexibility in processing registrations. Lufthansa wishes to make use of the option wherever the end of a registration period falls on a weekend or public holiday, this in the interest of optimized preparations for AGMs. It ensures the necessary processing period of three days, since the risk of a shortening to two days from the possible applicability of § 193 of Germany's Civil Code (BGB) is ruled out.

The Executive Board and the Supervisory Board propose the following resolution:

That Art. 15 (2) of the Articles of Association be extended by one sentence and reworded as follows:

"Registrations for participating in Annual General Meetings must be received by the Company no later than the third day prior to the AGM. If the end of the registration period falls on a Saturday, Sunday or public holiday, the registration period closes on the preceding workday in each case. The shares entitled to vote are those that are entered in the share register on the final day of the registration period. Shareholders are entitled to be represented by proxy."

d) Announcements of the Company

In view of an amendment of the AktG by Germany's Transparency and Disclosure Act (TransPuG) regarding the publication of announcements in the electronic Federal Gazette, Art. 3 of the Articles of Association is to be adapted to match the new statutory situation.

The Executive Board and the Supervisory Board propose that Art. 3 be reworded as follows:

"Any announcements of the Company shall be published in the electronic Federal Gazette, failing other mandatory provisions of statute."

7. Authorization to purchase own shares

The current authorization granted by the Annual General Meeting of 19 June 2002 on item 6 of the Agenda to permit the purchase of own shares will expire on 18 December 2003. This authorization has not yet been used. In order to enable the Company to continue to have the opportunity to buy back its own shares, a resolution to cancel the authorization granted last year and to authorize the Executive Board anew to purchase own shares until 17 December 2004 is to be proposed to the AGM.

The Executive Board and the Supervisory Board, therefore, propose adoption of the following resolution:

That the Company be authorized pursuant to § 71 (1), no. 8 AktG to purchase its own shares until 17 December 2004 in an amount not exceeding ten per cent of the Company's present share capital. The shares may be purchased through the stock exchange or by means of a public offer to purchase made to all shareholders. The price paid for these shares may not be more than ten per cent higher or lower than the market price. In terms of the aforementioned provision, the market price in the event of a purchase through the stock exchange shall be the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or in an appropriate successor system) on the last five trading days prior to the purchase of the shares. In the event of a purchase by means of a public offer to purchase made to all shareholders, the market price shall be the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or in an appropriate successor system) on the last five trading days prior to publication of the decision to submit this offer.

The Executive Board shall be authorized, with the consent of the Supervisory Board, to sell own shares acquired in a way other than through the stock exchange or by means of a public offer to purchase made to all shareholders, provided that the shares are sold at a price that is not materially lower than the market price of the same class of the Company's shares at the time of the sale. The subscription rights of shareholders shall be excluded. This authorization is subject, however, to the condition that the shares excluded under § 186 (3), sent. 4 AktG do not exceed ten per cent of the share capital, either at the time when this authorization is granted or at the time when it takes effect. To be set off against this limit of ten per cent of the share capital are shares that are

issued after this authorization has come into effect by virtue of an authorization applying at the time this authorization takes effect or by virtue of a substitute authorization to issue new shares from authorized capital under § 186 (3), sent. 4 AktG in exclusion of subscription rights. This limit of ten per cent of share capital shall also apply to those shares that are issued or are to be issued in order to service convertible bonds or bonds with warrants attached, provided that the bonds were issued after this authorization came into effect by virtue of an authorization applying at the time this authorization takes effect or by virtue of a substitute authorization under the terms of § 186 (3), sent. 4 AktG in exclusion of subscription rights.

The Executive Board shall also be authorized, with the consent of the Supervisory Board, to sell its own shares purchased in a way other than through the stock exchange or by means of a public offer made to all shareholders, provided that this is carried out against contributions in kind within the scope of the acquisition of companies or interests in companies, or in order to satisfy the rights of holders of, or creditors under convertible bonds or bonds with warrants attached which have been issued by the Company or by a foreign subsidiary in which Deutsche Lufthansa AG holds a 100% direct or indirect interest, or in order to offer its own acquired shares as staff shares for purchase by employees of Deutsche Lufthansa AG and its affiliated companies. In each case, the subscription rights of shareholders shall be excluded.

The Executive Board shall furthermore be authorized to call in its acquired own shares either in their entirety or in portions subject to the approval of the Supervisory Board with no further resolution of the General Meeting

The above authorizations may be used, singly or in combination, on one or several occasions, to sell or call in the Company's own shares in their entirety or in portions.

The current authorization for the purchase of own shares granted by the Annual General Meeting of 19 June 2002 on item 6 of the Agenda and expiring on 18 December 2003 shall be cancelled for the period after the new authorization takes effect.

Report of the Executive Board on item 7 of the Agenda pursuant to §§ 71 (1), no. 8 and 186 (3), sent. 4, (4), sent. 2 AktG

Under item 7 of the Agenda, it is proposed that the AGM authorize the Company pursuant to § 71 (1), no. 8 AktG until 17 December 2004 to acquire own shares representing up to ten per cent of the share capital at the time of adoption of the resolution by the AGM, including own shares that have already been acquired or are attributable to the Company. Under the terms of this proposal, the Company may dispose of or issue own shares acquired by virtue of this or another authorization, partly and in exclusion of the subscription rights of shareholders.

The proposed authorization to purchase own shares replaces the previous authorization granted by the Annual General Meeting in 2002. The aim of the authorization is to enable the Company to use the flexibility of this instrument until 17 December 2004. Own shares may be only purchased through the stock exchange or by means of a public offer to purchase made to all shareholders. In this way, all shareholders shall have the same opportunity to sell shares to the Company wherever the Company makes use of the authorization to purchase its own shares.

The provisions of statute allow the Company to sell its own acquired shares through the stock exchange or by means of a public offer made to all shareholders. Use of this selling option safeguards the rights of shareholders to equal treatment in the reissuance of shares. In addition, the authorization proposed also provides for the Executive Board, with the consent of the Supervisory Board, to sell its own shares acquired by virtue of the authorization in a way other than through the stock exchange or by means of a public offer made to all shareholders, provided that they are sold at a price that is not materially lower than the market price of the shares of Deutsche Lufthansa AG at the time of the sale. With this authorization, which is equivalent to an exclusion of subscription rights, the Company is making use of the scope provided by § 71 (1), no. 8 AktG in application of § 186 (3), sent. 4 AktG to facilitate the exclusion of subscription rights. One object is to enable the Company to offer its shares to institutional investors in particular and/or to expand the shareholder base, in the interests of the Company. Another is to ensure that the Company is able to respond quickly and flexibly to favourable market opportunities. Due account is taken of the interests of the shareholders by providing that the shares may be sold only at a price that is not materially lower than the market price of the shares of Deutsche Lufthansa AG at the time of the sale. This authorization is limited to a total of ten per cent of the share capital of the Company, both at the time when this authorization takes effect and at the time when it is implemented. To be set off against this limit of ten per cent of the share capital are shares that are issued after this authorization has come into effect by virtue of an authorization applying at the time the proposed authorization takes effect or by virtue of a substitute authorization to issue new shares from authorized capital under § 186 (3), sent. 4 AktG in exclusion of subscription rights. Also, this limit of ten per cent of share capital shall apply to those shares that are issued to service convertible bonds or bonds with warrants attached, provided that the bonds were issued after this authorization takes effect by virtue of an authorization applying at the time the proposed authorization takes effect or replacing such an authorization under § 186 (3), sent. 4 AktG in exclusion of subscription rights. These offsets are designed to ensure that own shares purchased are not sold in exclusion of subscription rights, in accordance with § 186 (3), sent. 4 AktG, if this would result in the subscription rights of shareholders being excluded for more than ten per cent of the share capital in direct or indirect application of § 186 (3), sent. 4 AktG for no special material reason. This

additional limitation is in the interests of shareholders who, wherever possible, wish to maintain their percentage of shares held.

The Executive Board is also to be authorized, with the consent of the Supervisory Board, to use own shares purchased by virtue of the proposed authorization as consideration for the acquisition of companies or of interests in companies. International competition increasingly requires this form of acquisition financing as well. The proposed authorization is intended to create the necessary scope for the Company to take quick and flexible advantage of acquisition opportunities that may arise. The proposed exclusion of subscription rights takes due account of this. In determining the valuation ratios, the Executive Board will ensure that the interests of shareholders are adequately safeguarded. The capital A authorized by the AGM in 2002 may also be used by the Company for the purpose of acquiring companies or interests in other companies. In deciding on which share type is to be used to finance such transactions, the Executive Board will be guided solely by the interests of the Company and of the shareholders. The Executive Board shall also be authorized, with the consent of the Supervisory Board, to use own shares purchased by virtue of the proposed authorization to satisfy the rights of holders of, or creditors under convertible bonds and/or bonds with warrants attached issued by the Company or by a wholly-owned subsidiary of the Company. Wherever the Company makes use of this option, no conditional capital increase need be carried out. Hence, the interests of shareholders are not affected by this additional option. Furthermore, the Executive Board is to be authorized to offer acquired own shares as staff shares for purchase by employees of Deutsche Lufthansa AG and its affiliated companies. This is to enable the Company to offer shares to its employees without having to resort to authorized capital B. The use by the Company of available own shares instead of resorting to a capital increase or a cash payment may make sense in business terms and, to that extent, the purpose of the authorization is to increase flexibility.

The Executive Board will report on any use made of the authorization to purchase own shares at the next AGM.

8. Approval for the conclusion of intercompany agreements with Lufthansa Systems Group GmbH

The Executive Board and the Supervisory Board propose that approval be given for the conclusion of intercompany agreements (control and profit/loss transfer agreements) between Deutsche Lufthansa AG and Lufthansa Systems Group GmbH (hereinafter: "the company") to take effect as of 1 January 2003.

The material provisions of the agreements are as follows:

- The company subordinates its control to Deutsche Lufthansa AG.
- The net profit for the year as stated in the annual financial statements will be transferred to Deutsche Lufthansa AG.
- Deutsche Lufthansa AG assumes any losses of the company as set forth in § 302 AktG.
- Subject to the consent of Deutsche Lufthansa AG, the company may form revenue reserves from its net profit for the year wherever these are considered financially sound in a reasonable commercial assessment.

The agreements were concluded in November 2002 and, following expiry of the statutory minimum term required for utilizing any tax benefits, may be terminated by giving three months' notice to the end of a calendar year.

The control and profit/loss transfer agreements, the financial statements and the management reports of the contracting parties covering the last three financial years as well as the joint report produced in accordance with § 293 a AktG by the Executive Board of Deutsche Lufthansa AG and the management of Lufthansa Systems Group GmbH are on display for shareholder inspection, from the time the AGM is convened on the premises of Deutsche Lufthansa AG, Von-Gablenz-Str. 2–6, 50679 Cologne, and on the premises of Lufthansa Systems Group GmbH and may also be downloaded from the Internet at www.lufthansa-financials.de.

Upon request, shareholders receive a copy of the above documents without delay and free of charge; the documents may also inspected at the AGM.

9. Appointment of auditors for the annual financial statements in the 2003 financial year

The Supervisory Board proposes the appointment of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, as auditors of the annual financial statements for the 2003 financial year.

***

Statements to meet the requirements of § 128 (2) AktG

A member of the Executive Board of Deutsche Lufthansa AG is member of the administrative board of the following bank:
Landesbank Hessen-Thüringen Girozentrale

The following banks hold interests in Deutsche Lufthansa Aktiengesellschaft that must be disclosed to meet the requirements of § 21 of Germany's Securities Trading Act (WpHG):
Dresdner Bank, due to the inclusion of the shares held by GENUJO Achte Beteiligungs GmbH
Bayerische Landesbank, due to the inclusion of the shares held by GENUJO Achte Beteiligungs GmbH

The following banks are members of the consortium that carried out the last issue of securities of the Company within the past 5 years:
Morgan Stanley Dean Witter
Schroder Salomon Smith Barney
Dresdner Kleinwort Wasserstein

***

Attendance at the Annual General Meeting

Shareholders entitled to attend the AGM of Deutsche Lufthansa Aktiengesellschaft and to cast votes – either in person or by proxy – are those shareholders whose names are entered in the share register and who register for the AGM no later than 15 June 2003.

The Company will send application and proxy forms, as well as a copy of the agenda of the AGM to the addresses of those shareholders whose names are entered in the share register of the Company on 3 June 2003. The material will include additional information on applications for attendance and on the appointment of proxies.

New shareholders whose names are entered in the share register between 4 and 15 June 2003 can make a written application to attend, stating their shareholder's ID, name, address and date of birth.

Postal address Deutsche Lufthansa AG
Investor Relations (HV)
50664 Köln
Germany

Fax number +49-221-826-3646

E-mail CGNIRAW@DLH.DE

Shareholders entered in the share register may also cast their votes at the AGM via an authorized person, a bank or a shareholders' association. Such agents must be registered in good time.

If a bank, etc., is entered in the share register it may cast votes in respect of the shares it does not own only on the basis of a shareholder's authorization.

This year, too, Lufthansa is offering its shareholders the option of having authorized Company representatives cast votes on their behalf. These persons are strictly bound by the instructions given on the proxy forms.

Once again, admission tickets may be ordered and proxies issued with voting instructions for authorized Company representatives using the Internet. Please find further information at www.lufthansa-financials.de, taking the link to "Annual General Meeting".

Please send any queries or motions regarding the AGM to the above address only. We regret that we are unable to consider motions sent to any another address. Counter-motions received on time may be found on our Website at www.lufthansa-financials.de. This is also true of any comments posted by the management.

The annual report for the 2002 financial year can also be ordered there and is available for downloading. It can also be obtained as CD-ROM or in bound form by informal order from the above address.

Those shareholders who requested a copy of the annual report at an earlier point in time, so that their names have been added to our mailing list, will receive the report automatically without renewing their order.

The invitation to attend the AGM appears in the electronic Federal Gazette dated 27 March 2003.

Cologne, 27 March 2003
Deutsche Lufthansa Aktiengesellschaft
The Executive Board

Registered office of the Company: Cologne
Entered in the Commercial Register of the Cologne Local Court (Amtsgericht) under HRB 2168
Chairman of the Supervisory Board: Dr. Klaus G. Schlede
Executive Board: Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber (Chairman),
Wolfgang Mayrhuber (Vice Chairman), Dr. Karl-Ludwig Kley, Stefan Lauer

Events Annual General Meeting

Annual General Meeting 2003



The 50th Annual General Meeting of Deutsche Lufthansa AG took place on 18 June 2003 at the Kölnarena, Willy-Brandt-Platz, Cologne. Here you will find all information on the event.

Overview

Dear Shareholders,

Lufthansa's 50th Annual General Meeting was attended by 5,000 shareholders and guests, representing 46.42 per cent of Lufthansa's share capital. Once again, attendance was up on the previous year (41.14 per cent). This is mainly due to the increased use of the Internet by shareholders to authorise Lufthansa voting representatives to act as proxy.

We would like to thank all our shareholders who have taken advantage of the online registration service. They helped us to reduce our corporate expenses in the run-up to AGM.

Please note the date for our next Annual General Meeting:
16 June 2004 in Cologne.

- **Voting results**
- **Report by the Executive Board**
- **Lufthansa Annual General Meeting approves dividend and elects *new Supervisory Board - Mayrhuber new Chairman and CEO***
- **Lufthansa in top league of world airline industry Wolfgang Mayrhuber takes over from Jürgen Weber as Chairman**
- **Recording of the presentations of the Supervisory Board's chairman Dr. Klaus G. Schlede and of CEO Jürgen Weber. The speeches are translated into English.**
- **Agenda of the Annual General Meeting 2003** (or: PDF-File)
- ***Counter Motions of the Annual General Meeting 2003***
- **Information for our shareholders on the 2002 annual result (PDF-File)**
- **New Elections to Supervisory Board**
- **Questions and Answers on dividends**
- **Here you can order the Annual Report 2002**

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Events Annual General Meeting

AGM Summary

Lufthansa Annual General Meeting approves dividend and elects new Supervisory Board - Mayrhuber new Chairman and CEO

The 50th Annual General Meeting of Deutsche Lufthansa AG held on 18 June in Cologne approved the dividend of Euro 0.60 per share which had been proposed by the Executive Board and the Supervisory Board. The dividend is payable on 19 June.

Whereas the Annual General Meeting voted in a single ballot to discharge the Lufthansa Executive Board, it held individual ballots for each of the members of the Supervisory Board. During the voting, the AGM refused to discharge the chairman of the Ver.di public service workers union, Frank Bsirske, from liability. Shareholders had requested that individual ballots be held on the grounds that Bsirske had been involved in a conflict of interest during the strike by public service workers in December 2002, which had caused financial damage to Lufthansa.

New elections to the Supervisory Board were also on the agenda. The former Chairman and CEO, Jürgen Weber, was elected onto the Supervisory Board for the first time and handed over the chairmanship to his successor Wolfgang Mayrhuber. Other new members on the Supervisory Board are Dr. Josef Ackermann (Spokesman of the Board of Managing Directors Deutsche Bank AG), Michael Diekmann (Chairman of the Executive Board Allianz AG) and Werner Schmidt (Chairman of the Executive Board Bayerische Landesbank Girozentrale).

Dr. Gerhard Cromme (Supervisory Board Chairman ThyssenKrupp AG), Ulrich Hartmann (Supervisory Board Chairman E.ON AG), Dr. Otto Graf Lambsdorff, Dr. Klaus G. Schlede (former Deputy Chairman of the Executive Board of Deutsche Lufthansa AG), Dr. Hans-Dietrich Winkhaus (Member of Proprietors' Committee Henkel KGaA) and Dr. Klaus Zumwinkel (Chairman of the Executive Board Deutsche Post AG) were re-elected to the Supervisory Board. (Click **here** for the new Supervisory Board including the newly elected employee representatives.)

At the end of the Annual General Meeting the new Supervisory Board came together with the newly elected employee representatives for its constituent meeting, at which Jürgen Weber was elected Chairman of the Supervisory Board and Frank Bsirske was elected Deputy Chairman.

The proposed amendments to the Articles of Association met with broad approval - the adjustments to the remuneration of Supervisory Board members, the new age limit for nominations for election to the Supervisory Board, the change in the period of registration for the Annual General Meeting and the publication of the Company's notices in the electronic Federal Gazette, insofar as the law does not ordain otherwise.

The shareholders also extended Lufthansa's authorisation to buy back its own shares until 17 December 2004 in an amount not exceeding ten per cent of the share capital of the Company at the time when the resolution was passed. The conclusion of inter-company agreements between Deutsche Lufthansa AG and the Lufthansa Systems Group GmbH was also approved.

Lufthansa's 50th Annual General Meeting was attended by 4300 shareholders and guests, representing 47,12 per cent of Lufthansa's share capital. Once again, attendance was up on the previous year (41.14 per cent). This is mainly due to the increased use of the Internet by shareholders to authorise Lufthansa voting representatives to act as proxy.

- Here you will find the voting results
- Here you will find the new Supervisory Board


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Deutsche Lufthansa AG
Supervisory Board

Dr. Wolfgang Röller
Honorary Chairman of the Supervisory Board
Dresdner Bank AG,
Honorary Chairman

Members with voting rights

Dr. Josef Ackermann
Spokesman of the Board of Managing Directors
Deutsche Bank AG

Frank Bsirske
Chairman of ver.di
Employee Representative

Manfred Calsow
Master of Business Administration
Employee Representative

Dr. Gerhard Cromme
Chairman of the Supervisory Board
ThyssenKrupp AG

Michael Diekmann
Chairman of the Executive Board
Allianz AG

Jürgen Erwert
Administrative staff member
Employee Representative

Peter Geisinger
Captain,
Employee Representative

Robert Haller
Administrative staff member
Employee Representative

Ulrich Hartmann
Chairman of the Supervisory Board
E.ON AG

Dr. Otto Graf Lambsdorff
Lawyer, Honorary President of Deutsche
Schutzvereinigung für Wertpapierbesitz e.V.

Ilona Ritter
Trade-Union Secretary ver.di,
Employee Representative

Willi Rörig
Administrative staff member
Employee Representative

Dr. Klaus G. Schlede
Former Deputy Chairman of the Executive Board
Deutsche Lufthansa AG

Werner Schmidt
Chairman of the Executive Board
Bayerische Landesbank Girozentrale

Mirco A. Vorwerk
Purser, Chairman of UFO
Employee Representative

Dipl.-Ing. Dr. Ing. E.h. Jürgen Weber
Former Chairman of the Executive Board
Deutsche Lufthansa AG

Patricia Windaus
Flight Attendant
Employee Representative

Dr. Hans-Dietrich Winkhaus
Member of the Proprietors' Committee
Henkel KGaA

Dr. Michael Wollstadt
Administrative staff member
Employee Representative

Dr. Klaus Zumwinkel
Chairman of the Executive Board
Deutsche Post AG

(June18, 2003 after the Annual General Meeting)

News/Aktuell News

18 June 2003-3



▸ Lufthansa in top league of world airline industry
Wolfgang Mayrhuber takes over from Jürgen Weber as Chairman

Wolfgang Mayrhuber takes over from Jürgen Weber as Chairman

At his last Annual General Meeting as Chairman of the Lufthansa Executive Board, Jürgen Weber presented a financially robust Lufthansa Group that is poised to meet the challenges of the future. "Lufthansa is in the top league of the world airline industry," he said in Cologne. After twelve years at the helm of the company, Jürgen Weber, the world's longest-serving airline chief, is handing over the reins to his successor, Wolfgang Mayrhuber. Lufthansa's evolution from a state enterprise into a profitable aviation group and the founding of the Star Alliance, the world's largest airline alliance, are important milestones and achievements during his period of office.

With Wolfgang Mayrhuber, the company was well equipped for the future in times of crisis, Weber said. "Under his leadership Lufthansa will remain ready for change and will develop its strengths, such as vigilance, speed and the choice of the right tools." Wolfgang Mayrhuber, he added, would always insist on bringing about a fair equilibrium between the interests of Lufthansa's customers, shareholders and employees.

For Jürgen Weber, the 2002 annual result and the company's financial strength are renewed proof that Lufthansa is fit for the inevitable changes facing the airline industry. The aviation group had once again proved its strength, he said. The fact that Lufthansa could today claim the best annual result for 2002 in the aviation industry worldwide showed how successful the transformation process in the last decade had been: an operating profit of 718 million euros and a result from ordinary activities of 1.6 billion euros - an increase of 1.9 billion euros over the prior year. In view of the positive business developments in the previous year, the Executive Board and the Supervisory Board were therefore proposing a dividend of 0.60 euros per share.

Taking stock of his time as chairman, Jürgen Weber said it was thanks to the company's staff and management that Lufthansa had recovered from the shock of September 11 and had been able to post a good result in 2002. Together they were vigilant, adaptable and a top team, for whom quick reactions had become second nature, Weber said. But crisis management at Lufthansa did not automatically mean job cuts and redundancies, which were often proclaimed elsewhere to be the panacea for any crisis. "That approach does not fit in with our culture," he stressed. Lufthansa had done well to steer a clear course: structural flexibility and financial stability were the key features. And Lufthansa could be proud of its achievements, Weber said. A former state enterprise had become a market-driven and customer-focused company that had learned to deal with crises. But the overlapping crises presented a major challenge. "Our Group revenue dropped by five per cent. And so, in spite of fast and vigilant adjustment measures, we had to report an operating result of minus 415 million euros at the end of the first quarter of 2003. Nevertheless, we managed to drive down net credit indebtedness to one billion euros and to generate positive cash flow," Weber said. In the year 2003 an already foreseeable poorer economic performance was contrasted with persistently high financial stability at Lufthansa. Maintaining that stability was Lufthansa's duty to its shareholders.

However, the first silver linings could already be seen on the horizon. In the US, business travel was gradually coming out of the doldrums. On North Atlantic routes there were clear signs of a revival. In May, signs of recovery were observed in passenger numbers. And with the exception of the Asia/Pacific region, all areas had managed to improve their capacity utilisation. As far as yields were concerned, however, there was still room for improvement. Capacity cuts had left 68 aircraft grounded. What was needed now was a reliable framework to help bring about an economic upswing. "It is high time to enshrine the Agenda 2010 reform in legislation. And further steps will have to follow," Weber urged. "An economic recovery - particularly in Germany - is therefore of vital importance to the improvement of our business." But even if the economic recovery were to succeed in the second half of the year, Lufthansa would have to resign itself to the fact that 2003 would not turn out to be one of its better years. IATA estimated that the industry had lost more than ten billion US dollars in the first five months of this year alone, Weber noted. "The first quarter is traditionally the weakest in the airline business, even though it is rarely as dramatic as this year. But if the trend we have observed in the last few weeks persists, we will also be in a better position than most of our competitors at the end of this year," the outgoing chairman said.

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Weber hoped that the crisis would have a cathartic effect on the entire industry. Experts were continuing to forecast long-term positive growth for the airline industry, with the volume of passengers worldwide expected to increase by 4.3 per cent a year. For Weber, however, there is absolutely no doubt that free world trade cannot do without the services of the aviation industry in the long run.

Even if Jürgen Weber had wished for a more positive annual outlook at his last Annual General Meeting as chairman of the company, he was at least able to determine one thing: "We have crossed the valley of tears. Our firm foundations have weathered the storm, and the knowledge that a good team will take over at the helm of Lufthansa gives me a feeling of security, even in this difficult situation."
Heading this team is Weber's successor Wolfgang Mayrhuber. He was in charge of the turnaround team that led Lufthansa out of its major crisis and laid the foundations for the successful development of the company in the 1990s. For Mayrhuber, quality and innovation were the key to the future. His focus is on the customer. Even in times of widespread consumer restraint it was therefore necessary, Weber said, to invest in the product, to use state-of-the-art technologies and to make them attractive to the customer. Adjusting capacities to market demands and exercising stringent cost discipline did not, however, rule out investments in the latest technology, advanced technical equipment and the most modern procedures.

Lufthansa's image was strong, Weber concluded. It was characterised by technical and aviation competence, by high safety standards, reliability and a consistently high level of product and service quality. With this service offer Lufthansa was well positioned in strategically important markets as a quality network carrier. This course would be pursued by Wolfgang Mayrhuber, who has been at the helm of Lufthansa Passenger Airlines for two-and-a-half years now.

From this autumn Lufthansa will offer passengers a new Business Class with more comfort and will introduce a completely new seat that can be converted into a bed. Lufthansa is investing some 30 million euros into a future-oriented programme for its premium customers, offering them outstanding service with their own terminals at Frankfurt and Munich as well as exclusively designed transfer lounges from the summer of 2004. The new Terminal 2 at Munich, which will go into operation on 29 June, was setting new standards in innovative service offers and an unbeatable transfer time of 30 minutes, Weber said. Innovation and creativity were Lufthansa's hallmarks in many areas. Future-oriented projects, such as Internet access on board, the equipping of lounges with wireless LAN technology and the introduction of the Executive Jet Service were examples of the quality and product offensive that Wolfgang Mayrhuber initiated and would now continue as Chairman of the Executive Board and CEO.

Deutsche Lufthansa AG
Corporate Communications
Tel. +49 69 696 – 2999
Fax +49 69 696 – 95428
http://media.lufthansa.com/

Note for newsdesk editors:
Photos of the Annual General Meeting can be downloaded from our website at:
http://presse.lufthansa.com/

Cologne, 18 June 2003

▹ **Back to overview**